EXHIBIT 1.02

CATERPILLAR INC.
Conflict Minerals Report
For The Year Ended December 31, 2013

Section 1:    Introduction and Company Overview

This Conflict Minerals Report (“CMR”) of Caterpillar Inc. (herein referred to as “Caterpillar,” “we,” or “our”) is being filed in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for calendar year 2013 except with respect to conflict minerals that, prior to January 31, 2013, were located outside of the supply chain. Unless otherwise defined herein, terms used in this CMR are as defined in Rule 13p-1 and Form SD. References to internet websites herein are provided only as required by Rule 13p-1 and information available through these websites is not incorporated by reference into this Form SD.

With 2013 sales and revenues of $55.656 billion, Caterpillar is the world’s leading manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives. We principally operate through our three product segments - Construction Industries, Resource Industries and Energy and Transportation - and also provide financing and related services through our Financial Products segment. We are also a leading U.S. exporter. Through a global network of independent dealers and direct sales of certain products, we build long-term relationships with customers around the world.

We manufacture and contract to manufacture products that contain tin, tantalum, tungsten and gold (“3TG”) which is necessary to the functionality and/or production of such products (the “3TG Products”). Our supply chain includes approximately 58,300 suppliers, and we rely on our suppliers to provide information on the origin of the 3TG contained in the components and materials supplied to us. As a downstream purchaser, Caterpillar, in most instances, is many steps removed from the mining of conflict minerals. Caterpillar does no direct purchasing in the Democratic Republic of the Congo or in any adjoining country (collectively, the “Covered Countries”). Because of Caterpillar’s size, the complexity of our products and the depth, breadth and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. Accordingly, we participate in an industry-wide initiative described in Section 3 below. Caterpillar is also an active participant in multiple industry associations which focus on increasing awareness for responsible sourcing of conflict minerals and developing related resources that benefit the entire supply chain.

Caterpillar’s method for determining the country of origin of 3TG contained in our 3TG Products was to conduct a supply-chain survey with direct suppliers using the template developed by the Electronic Industry Citizenship Coalition® (“EICC”) and The Global e-Sustainability Initiative (“GeSI”), known as the EICC-GeSI Conflict Minerals Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide materials to a manufacturer’s supply chain. The Template includes questions regarding a direct supplier’s conflict-free policy, its due diligence process and information about its supply chain, including the names and locations of smelters and refiners as well as the origin of 3TG used by those facilities.

We surveyed approximately 96% of our suppliers known or suspected to provide components and materials for our 3TG Products (“Impacted Suppliers”), which resulted in approximately 38,700 inquiries. Impacted Suppliers not surveyed in 2013 were determined to be low risk as they either supplied indirect materials or were not known to supply components or materials that include 3TG. The majority of suppliers surveyed either provided an incomplete or inconclusive response or did not provide any response. Based on these results, we did not receive sufficient information to be able to formulate a reasonable belief that the 3TG in our supply chain did not originate in the Covered Countries or was from recycled or scrap sources.

In accordance with Rule 13p-1, we undertook due diligence efforts on the source and chain of custody of 3TG in our supply chain. Rule 13p-1 requires that a registrant’s due diligence follow a nationally or internationally recognized due diligence framework. Presently, the only nationally or internationally recognized due diligence framework available is the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and related Supplements for each of the conflict minerals (the “OECD Guidance”). The OECD Guidance is a framework for risk-based due diligence for responsible supply chains of conflict minerals from conflict-affected and high-risk areas that is described in the following five-steps: 1) establish strong company management systems; 2) identify and assess risk in the supply chain; 3) design and implement a strategy to respond to identified risks; 4) carry out an independent third-party audit of supply chain due diligence at identified points in the supply chain; and 5) report on supply chain due diligence.

Section 2:    Design of Due Diligence Framework

Caterpillar designed its due diligence measures to be in conformity, in all material respects, with the OECD Guidance.

Section 3:    Due Diligence Measures Performed

This Section 3 describes measures performed by us to exercise due diligence on the source and chain of custody of 3TG contained in our 3TG Products.

Establish Strong Management Systems

Conflict Minerals Position Statement

Caterpillar has issued a position statement on conflict minerals which states our commitment to the responsible sourcing of conflict minerals used in our products and that we will not knowingly provide support to, contribute to, assist with, or facilitate armed conflict in the Covered Countries. A copy of our conflict minerals position statement is publicly available at
http://www.caterpillar.com/en/company/dealers-customers-suppliers/conflict-minerals.html.

Systems of Controls and Transparency

We rely on our suppliers to provide information on the origin of the 3TG contained in the components and materials supplied to us. Caterpillar participates in the Conflict Free Sourcing Initiative (“CFSI”) in order to identify suppliers upstream from our Impacted Suppliers, including 3TG smelters and refiners. Founded in 2008 by members of the EICC and GeSI, CFSI is an industry-wide initiative developed to identify and disclose upstream actors in the supply chain, including 3TG smelters and refiners, to determine red flag locations of 3TG origin in the supply chain.

We have also revised our document retention policy to include relevant records relating to our conflict minerals compliance program.

Internal Management Systems

We established a management system to manage our conflict minerals compliance program by designating a group of cross-functional senior leaders to be responsible for the development, deployment and oversight of our conflict minerals compliance program, which includes executive-level representatives and a project team with senior-level managers.

Supplier Engagement

Our strategy is to establish long-term relationships and collaborate with our suppliers. To communicate our expectations relating to responsible sourcing of conflict minerals, Caterpillar sent notices to our Impacted Suppliers and has issued our position statement on conflict minerals referenced above. We are also updating our purchase order terms and conditions to require our suppliers to provide us with supporting information and documentation evidencing due diligence of 3TG in their respective supply chains.

Company Level Grievance Mechanism

In 1974, Caterpillar first introduced a Worldwide Code of Conduct called “Our Values in Action”. Our Values in Action articulates our long-standing support for, and commitment to, human rights and the dignity of all people. Our employees and management receive training and participate in annual assessments to ensure that they are aware of and able to apply the principles contained in Our Values in Action. Our Values in Action requires employees to report any circumstance or action that violates, or appears to violate, Our Values in Action, enterprise policy or applicable law, and we maintain a number of methods for employees and other interested parties to confidentially report such circumstances or actions. We also have mechanisms to hold employees and management accountable for any failure to comply with Our Values in Action.

Identify and Assess Risks in the Supply Chain

Our method for determining the country of origin of 3TG contained in our 3TG Products was to conduct a supply-chain survey with direct suppliers using the Template.

We participate in the CFSI in order to identify actors upstream from our Impacted Suppliers, including the 3TG smelters and refiners. We also rely on our suppliers to provide information on the origin of 3TG contained in the components and materials supplied to us. These suppliers are similarly reliant upon information provided by their suppliers. Smelters and refiners identified by a supplier in response to our supply-chain survey are compared against the CFSI to identify and assist in assessing the risk that the 3TG used in our 3TG Products may have originated in the Covered Countries.

Design and Implement a Strategy to Respond to Identified Risks

We have a supply chain risk management plan that outlines our response to certain risks identified in our supply chain. Members of our senior management are apprised of actual and potential risks and red flags identified in our supply chain. As part of our risk management plan and to ensure that our Impacted Suppliers understand our expectations, we request our Impacted Suppliers that do not respond to the supply-chain survey referenced above or that provide incomplete or inconsistent responses to the survey to complete a training program. We have established a risk mitigation plan that identifies areas of risk on an ongoing basis and subjects suppliers to corrective action plans to mitigate or remediate such risks. Our risk mitigation plan provides that any supplier’s failure to take corrective actions when required may lead to additional actions, up to and including the termination of our business relationship.

Carry Out Independent Third Party Audit of Smelter/Refiner’s Due Diligence Practices

We support audits of 3TG smelters and refiners through our participation in the CFSI. As a participating member of CFSI, we use the CFSI audit process as our source for audit information.

Report Annually on Supply Chain Due Diligence

We are filing this CMR with the Securities and Exchange Commission, which is also publicly available on our website at http://www.caterpillar.com/en/investors/sec-filings.html.

Section 4:    Due Diligence Results

We manufacture and contract to manufacture products that are subject to the reporting obligations of Rule 13p-1, which products are described on Schedule A attached hereto. Based on the results of the due diligence measures described above, we did not receive sufficient information to make a determination as to whether the 3TG in our 3TG Products originated in the Covered Countries. In addition, we have been unable to determine the facilities used to process the 3TG in our 3TG Products, the country of origin of such 3TG or the mine or location of origin of such 3TG.

Section 5:    Efforts to Determine the Mine or Location of Origin

Caterpillar’s efforts to determine the mines or locations of origin of the 3TG in our supply chain include participating in the CFSI, continued implementation of the due diligence measures described above and conducting surveys of our direct suppliers utilizing the Template.

Section 6:    Steps to be Taken to Mitigate Risk

Caterpillar will undertake steps to improve our due diligence to further mitigate the risk that the necessary conflict minerals contained in our products do not benefit armed groups, including:

•	Expanding the number of suppliers requested to participate in our supply-chain survey;

•
Engaging suppliers by providing them with training resources in connection with our supply-chain survey to attempt to increase supplier response rates, improve the content of supplier responses and reduce the number of non-responsive suppliers;

•	Requiring suppliers in new or renewed contracts to provide information about the source of 3TG contained in components and materials supplied to us;

•	Working with the CFSI to expand the smelters and refiners participating in the Conflict Free Smelter Program; and

•	Encouraging suppliers that manufacture components or materials containing 3TG to source them from validated smelters when sufficient options exist for procuring conflict-free materials.

Forward-Looking Statements
Certain statements in this report relate to future events and expectations and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “believe,” “estimate,” “will be,” “will,” “would,” “expect,” “anticipate,” “plan,” “project,” “intend,” “could,” “should” or other similar words or expressions often identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding our outlook, projections, forecasts or trend descriptions. These statements do not guarantee future performance, and we do not undertake to update our forward-looking statements.

Schedule A to
Conflict Minerals Report

Description of Caterpillar Products

Articulated Trucks

Backhoe Loaders

Components and Systems, which includes machinery components and electronics and control systems

Diesel-electric Locomotives and Components

Excavators, which includes mini excavators, wheeled excavators and small, medium and large track excavators

Forestry Products

Large Mining Trucks

Motor Graders

Off-Highway Trucks

Other Rail-related Products

Other Products, which includes remanufactured components, OEM and custom products, service parts and service tools

Paving Products

Pipelayers

Reciprocating Engines, which includes reciprocating engine powered generator sets, reciprocating engines supplied to the industrial industry as well as Caterpillar machinery, integrated systems used in the electric power generation industry and reciprocating engines and integrated solutions for the marine and oil and gas industries

Select Work Tools

Skid Steer Loaders, which includes compact track loaders and multi-terrain loaders

Surface Mining Equipment, which includes electric rope shovels, hydraulic shovels, draglines and drills

Track Type Tractors and Loaders, which includes small track-type tractors, medium track-type tractors, large track-type tractors and track-type loaders

Turbines

Underground Mining Equipment, which includes highwall miners, longwall miners and hard rock vehicles

Waste and Material Handler Products, which includes wheel dozers

Wheel Loaders, which includes compact wheel loaders, small wheel loaders, medium wheel loaders and large wheel loaders

Wheel Tractor Scrapers